FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of July 2008
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


                12 AMAL ST, AFEK PARK, ROSH HA'AYIN 48092, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____                  No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

Exhibit 99.1 Press Release: TTI Telecom Announces Planned Departure of its CFO, dated July 21, 2008.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TTI Team Telecom International Ltd.


Date: July 24, 2008                 By:/s/ Israel (Eli) Ofer
                                    ----------------------------------
                                    Israel (Eli) Ofer
                                    Chief Financial Officer




                                  EXHIBIT INDEX

Exhibit                     Description
Number                      of Exhibit

--------------------------------------------------------------------------------
Exhibit 99.1 Press Release: TTI Telecom Announces Planned Departure of its CFO, dated July 21, 2008.
-------------------------------------------------------------------------------

               TTI Telecom Announces Planned Departure of its CFO

Rosh Ha'ayin, Israel, July 21, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today that its Chief Financial Officer, Israel (Eli) Ofer, will be leaving the company.

TTI has launched a search to find Ofer's successor and the transition is expected to take place during the next few months. Ofer will continue to serve as CFO until a successor is named and assist the new CFO in an orderly transition. "I would like to thank Eli for his contribution to TTI. I wish him the very best in his future endeavours" said Meir Lipshes, Chairman and Chief Executive Office of TTI.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, Next Generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
                               -------------------

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


Media                                                  Yaron Eisenstein
Contacts:             Michael Horowitz                 Marketing Director
                      NCSM, Strategic Marketing        TTI Telecom
                      mike@ncsm.co.il                  info@tti-telecom.com
                      Tel: +972-2-563-7527             www.tti-telecom.com
                                                       Tel: +972-3-926-9700
                                                       Fax: +972-3-922-1249